NELSON MULLINS RILEY & SCARBOROUGH LLP
ATTORNEYS AND COUNSELORS AT LAW

Atlantic Station
201 17th Street, NW | Suite 1700
Erin Reeves McGinnis	Atlanta, GA 30363
T 404.322.6208	T 404.322.6000 F 404.322.6050
erin.reevesmcginnis@nelsonmullins.com	nelsonmullins.com

December 8, 2022

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF REAL ESTATE & CONSTRUCTION

Washington, D.C. 20549

Re:	Strategic Student & Senior Housing Trust, Inc. (the “Issuer”)

Form 10-K for the fiscal year ended December 31, 2021

Filed March 22, 2022

Form 10-Q for the quarterly period ended September 30, 2022

Filed November 10, 2022

File No. 333-220646

Dear Sir or Madam:

This letter is sent in response to your correspondence dated November 28, 2022 setting forth your comment to the Issuer’s Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”). We have reproduced your comment in italics and included our response below.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.	We note your disclosure that inflation and increases in interest rates continue to impact your operating expenses. Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation and increases in interest rates.

RESPONSE: In response to this comment, management of the Issuer believes that there are no known trends or uncertainties that are reasonably likely to have a material impact on the Issuer’s cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by inflation and increases in interest rates, which are not disclosed in the Form 10-Q. In this regard, as noted in Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) and Item 3 (Quantitative and Qualitative Disclosures About Market Risk) in the Form 10-Q, as of September 30, 2022, only approximately $26.5 million of the total $164.4 million of the Issuer’s debt is variable rate debt. In addition, at this point, management of the Issuer does not believe that there will be material increases in its overall operating expenses due to inflation. As we noted in the Results of Operations in the MD&A, the increase in operating expenses for the senior housing properties is primarily attributable to the increase in occupancy at these properties. However, management of the Issuer will continue to monitor impacts of inflation and interest rates and will provide appropriate disclosure of actual and anticipated material impacts in future quarterly reports on Form 10-Q and annual reports on Form 10-K. We request that you please clear this comment.

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

If you have any questions, or require any additional information or documents, please contact the undersigned (404.322.6208; erin.reevesmcginnis@nelsonmullins.com) or Mike Rafter (404.322.6627; mike.rafter@nelsonmullins.com).

Sincerely,

Erin Reeves McGinnis